APX Group, Inc.

4931 North 300 West

Provo, Utah 84604

VIA EDGAR                                                                                                                                        August 30, 2017

Re:	APX Group, Inc.
APX Group Holdings, Inc. and other Guarantors
Registration Statement on Form S-4

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

Reference is made to the registration statement on Form S-4 (the “Registration Statement”) of APX Group, Inc., a Delaware corporation (the “Issuer”), APX Group Holdings, Inc., a Delaware corporation (the “Parent Guarantor”), and certain subsidiaries of the Issuer listed in the Registration Statement (together with the Parent Guarantor, the “Guarantors” and together with the Issuer, the “Registrants”), registering the Issuer’s offer to exchange an aggregate principal amount of up to $400,000,000 of the Issuer’s 7.625% Senior Notes due 2023, guaranteed by the Guarantors, that have been registered under the Securities Act (the “Exchange Notes”) for an equal aggregate principal amount of the Issuer’s 7.625% Senior Notes due 2023, guaranteed by the Guarantors, that were originally offered and sold in August 2017 in reliance upon Rule 144A and Regulation S under the Securities Act (the “Outstanding Notes”).

The Registrants are registering the Exchange Notes on the Registration Statement in reliance on the position of the Securities and Exchange Commission (the “Commission”) enunciated in Exxon Capital Holdings Corporation, available May 13, 1988

(“Exxon Capital”), Morgan Stanley & Co., Incorporated, available June 5, 1991 (regarding resales) and Shearman & Sterling, available July 2, 1993 (with respect to the participation of broker-dealers). The Registrants hereby make the following representations to the Staff of the Commission:

1. The Registrants have not entered into any arrangement or understanding with any person to distribute the Exchange Notes and, to the best of each of the Registrants’ information and belief without independent investigation, each person participating in the exchange offer is acquiring the Exchange Notes in its ordinary course of business and is not engaged in, does not intend to engage in, and has no arrangement or understanding with any person to participate in, the distribution of the Exchange Notes. In this regard, the Registrants will disclose to each person participating in the exchange offer that if such person is participating in the exchange offer for the purpose of distributing the Exchange Notes, such person (i) could not rely on the Staff position enunciated in Exxon Capital or interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Each Registrant acknowledges that such a secondary resale transaction by such person participating in the exchange offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

2. No broker-dealer has entered into any arrangement or understanding with the Registrants or an affiliate of the Registrants to distribute the Exchange Notes. The Registrants will disclose to each person participating in the exchange offer (through the exchange offer prospectus) that any broker-dealer who receives the Exchange Notes for its own account pursuant to the exchange offer may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those Exchange Notes. The Registrants will also include in the letter of transmittal to be executed by each holder participating in the exchange offer that each broker-dealer that receives the Exchange Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those Exchange Notes and that by so acknowledging and delivering a prospectus, the broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

If you have any questions on the above-referenced Registration Statement, please contact Igor Fert (212-455-2255), Arjun Koshal (212-455-3379) or William Golden (202-636-5526) of Simpson Thacher & Bartlett LLP, counsel to the Registrants.

Very truly yours,

By:	/s/ Shawn J. Lindquist
Name: Shawn J. Lindquist Title: Chief Legal Officer